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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS


10045601

December 23, 2009

Act	Exchange (34)
Section	Various
Rule	Rules 101 & 102 of Regulation M; 10b-17
Public Availability	12/23/2009

Richard F. Morris
General Counsel
WisdomTree Asset Management, Inc.
380 Madison Avenue, 21st Floor
New York, NY 10017

Re: WisdomTree Trust Index-Based ETF of ETFs
File No. TP 10-10

Dear Mr. Morris:

In your letter dated December 23, 2009, as supplemented by conversations with the staff of the Division of Trading and Markets ("Staff"), WisdomTree Trust ("Trust") on behalf of itself, any national securities exchange or national securities association on or through which shares of the Trust's series ("Shares") are listed, ALPS Distributors, Inc., and persons or entities engaging in transactions in Shares, requests exemptive, interpretive, or no-action advice regarding Rule 10b-17 under the Securities Exchange Act of 1934, as amended ("Exchange Act") and Rules 101 and 102 of Regulation M. A copy of your letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

The Trust was organized as a Delaware statutory trust on December 15, 2005 and is authorized to have multiple series of portfolios. The Trust is registered with the Commission under the Investment Company Act of 1940, as amended ("Investment Company Act"), as an open-end management investment company. The Trust currently consists of 50 separate investment portfolios, one of which is the subject of this request for relief, the WisdomTree International Hedged Equity Fund (the "Fund"). The Fund will seek to track the price and yield performance, before fees and expenses, of the WisdomTree DEFA International Hedged Equity Index ("Index"). The Index and Fund are designed to provide exposure to equity securities in Europe, Far East Asia, and Australasia, while at the same time hedging exposure to fluctuations between the value of the U.S. dollar and selected non-U.S. currencies in these regions. The Fund will accomplish this objective by normally investing at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in other WisdomTree ETFs that provide exposure to the securities in its underlying index.

The Trust intends to list the Shares on the NYSE Arca and will offer and sell such shares pursuant to an amendment to its Registration Statement that became effective on June 10, 2009 and was revised on November 10, 2009. The Fund will issue and redeem its Shares only in aggregations of 50,000 shares or multiples thereof. Shares will not be individually redeemable. Except for the fact that the Fund will operate as an ETF of ETFs, the Fund will operate in a manner identical to the WisdomTree index funds that have been granted relief by the Staff previously.

Response:

Regulation M

Redeemable securities issued by an open-end management investment company are excepted from the provisions of Rule 101 and 102 of Regulation M. The Commission granted the Trust and its co-applicants exemptions from certain provisions of the Investment Company Act with respect to the Fund in order to permit the Trust to maintain its registration as an open-end investment company and to issue shares that are redeemable only in Creation Unit size aggregations of Shares.

Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exemptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of a distribution until after the applicable restricted period except as specifically permitted in the Regulation.[1] The provisions of Rule 101 of Regulation M apply to underwriters, prospective underwriters, brokers, dealers, or other persons who have agreed to participate or are participating in a distribution of securities.

On the basis of your representations and the facts presented, particularly that the Trust is a registered open-end management investment company that will continuously redeem at net asset value Creation Unit size aggregations of the Shares and the secondary market price of the Shares should not vary substantially from the net asset value of such Shares, which is largely based on the market value of the relevant Fund holdings and will be computed on each Business Day, the Staff hereby confirms that the Trust is excepted under paragraph (c)(4) of Rule 101 of Regulation M, thus permitting persons who may be deemed to be participating in a distribution of the Shares to bid for or purchase the Shares during their participation in such distribution.[2]

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[1] 17 CFR 242.101.

[2] We note that Regulation M does not prohibit a distribution participant and its affiliated purchasers from bidding for and purchasing Portfolio Securities in accordance with the exceptions contained in paragraphs (b)(6) and (c)(1) of Rule 101. Rule 101(b)(6)(i) excepts basket transactions in which bids or purchases are made in the ordinary course of business in connection with a basket of 20 or more securities in which a covered security does not comprise more that 5% of the value of the basket purchased. Rule 101(b)(6)(ii) excepts adjustments to such a basket made in the ordinary course of business as a result of a change in the composition of a standardized index. Also, Rule 101(c)(1) excepts transactions in actively-traded securities, that is, securities that have an average daily trading volume value of at least $1 million and are issued by an issuer whose common equity securities have a public float value of at least $150 million;

The Staff also confirms the interpretation of Rule 101 of Regulation M that a redemption of Creation Unit size aggregations of the Shares and the receipt of Redemption Securities in exchange therefor by a participant in a distribution of the Shares would not constitute an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" within the meaning of Regulation M, and therefore would not violate Regulation M.

Rule 102 of Regulation M

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder.[3] Rule 100 of Regulation M defines "distribution" to mean any offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

On the basis of your representations and the facts presented, particularly that the Trust is a registered open-end management investment company that will redeem at net asset value Creation Units of the Shares, the Staff hereby confirms that the Trust is excepted under paragraph (d)(4) of Rule 102 of Regulation M, thus permitting the Fund to redeem the Shares during the continuous offering of the Shares.

Rule 10b-17

Rule 10b-17, with certain exceptions, requires an issuer of a class of publicly traded securities to give notice of certain specified actions (for example, a dividend distribution, stock split, or rights offering) relating to such class of securities in accordance with Rule 10b-17(b).

On the basis of your representations and the facts presented, particularly that the Commission has determined to grant an exemption from the Investment Company Act to register the Trust as an open-end management investment company notwithstanding the fact that it issues Shares with limited redeemability, the Commission hereby grants an exemption from the requirements of Rule 10b-17 to the Trust with respect to transactions in the Shares.[4]

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provided however, that such securities are not issued by the distribution participant or an affiliate of the distribution participant.

3 17 CFR 242.102.

4 We also note that compliance with Rule 10b-17 would be impractical in light of the nature of the Fund. This is because it is not possible for the Trust to accurately project ten days in advance what dividend, if any, would be paid on a particular record date.

The foregoing exemption from Rule 10b-17 and interpretations of Rules 101 and 102 of Regulation M are based solely on your representations and the facts presented to Staff, and are strictly limited to the application of those rules to transactions involving the Shares under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing exemption from Rule 10b-17 and interpretations of Rules 101 and 102 of Regulation M are subject to the condition that such transactions in Shares, any Portfolio Securities, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

These exemption and interpretive positions are subject to modification or revocation if at any time the Commission or Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these exemption and interpretive positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these exemption and interpretive positions. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

For the Commission, by the Division of Trading
and Markets, pursuant to delegated authority,



Josephine J. Tao
Assistant Director

RECEIVED
2009 DEC 23 PM 4:58
SEC / TM


WISDOMTREE®

December 23, 2009

Josephine J. Tao
Assistant Director
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: **Request of WisdomTree Trust for Exemptive, Interpretive or No-Action Relief from Rule 10b-17 and Rules 101 and 102 of Regulation M promulgated under the Securities Exchange Act of 1934 for Index-Based ETF of ETFs**

Dear Ms. Tao:

SUMMARY OF REQUEST FOR RELIEF

I am writing on behalf of WisdomTree Trust (the "Trust"), an open-end investment company, and the WisdomTree International Hedged Equity Fund (the "Fund"), a series of the Trust described herein ("Applicants"). The Trust, on behalf of itself, any national securities exchange or national securities association on or through which shares of the Fund ("Shares")[1] are listed (each, a "Listing Exchange") and/or may subsequently trade (with each such market referred to herein as a "Market")[2], ALPS Distributors, Inc. ("Distributor") and persons or entities engaging in transactions in Shares, including Authorized Participants (as defined below), hereby requests, as applicable, from the staff of the Division of Trading and Markets ("Staff") of the Securities and Exchange Commission ("Commission"), or from the Commission, exemptions, interpretive or no-action advice regarding Rule 10b-17 and Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

The Trust intends to offer Shares of the Fund. The Fund is an exchange traded fund ("ETF") organized as a series of the Trust. The Fund seeks to track the performance of an

[1] The Trust intends to list the Shares of the Fund described herein on NYSE Arca pursuant to NYSE Arca Rule 5.2 (j) (3). In addition, the Commission granted the requested relief to the Trust from the application of certain sections of the Investment Company Act of 1940 ("1940 Act") and the rules promulgated thereunder (*see* Rel. Nos. IC -27391 (June 12, 2006).

[2] In the future, the Trust may determine to list Shares on a Market other than the Listing Exchange. If the Trust lists Shares on a Market other than the Listing Exchange, Shares will be listed in accordance with exchange listing standards that are, or will become, effective pursuant to Section 19(b) of the Exchange Act. If the Shares also trade on a Market pursuant to unlisted trading privileges, such trading will be conducted pursuant to self-regulatory organization rules that have become effective pursuant to Exchange Act Section 19(b).

underlying index developed by WisdomTree Investments, Inc. The Fund intends to operate as an "ETF of ETFs." As such, the Fund will seek to track the performance of its underlying index by investing substantially all of its assets in other WisdomTree ETFs instead of investing directly in the shares of issuers of individual equity securities included in its underlying index. Except for the fact that the Fund will operate as an ETFs of ETFs, the Fund will operate in a manner identical to the WisdomTree index Funds that have been granted relief by the Staff[3] and substantially identical to the WisdomTree actively-managed Funds that have been granted relief by the Staff.[4]

The Staff recently issued relief substantially identical to that requested herein to index-based and actively managed ETFs operating as ETFs of ETFs (the "Prior ETFs of ETFs").[5] The Staff has previously issued substantially similar relief to index-based ETFs[6] and actively managed ETFs[7] that invest directly in securities, as well as substantially similar relief to various

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[3] *See* Letter from James A. Brigagliano, Acting Associate Director, Division of Market Regulation, to Kathleen H. Moriarty, Carter, Ledyard & Milburn, dated June 15, 2006 with respect to certain WisdomTree index Funds; Letter from James A. Brigagliano, Acting Associate Director, Division of Market Regulation, to Richard F. Morris, WisdomTree Investments, Inc., dated October 12, 2006 with respect to certain WisdomTree international sector Funds.

[4] Letter from James A. Brigagliano, Acting Associate Director, Division of Market Regulation, to Richard F. Morris, WisdomTree Investments, Inc., dated May 9, 2008 with respect to certain WisdomTree actively managed funds; Letter from Josephine J. Tao, Assistant Director, Division of Trading and Markets, to Richard F. Morris, WisdomTree Investments, Inc., dated January 7, 2009 with respect to certain WisdomTree actively managed funds.

[5] Letter from Josephine J. Tao, Assistant Director Division of Trading and Markets, to Kathleen H. Moriarty of Katten Muchin Rosenman LLP dated March 25, 2009 with respect to Index IQ index-based ETFs of ETFs; Letter from Josephine J. Tao, Assistant Director Division of Trading and Markets, to W. John McGuire of Morgan Lewis & Bockius, LLP dated September 14, 2009 with respect to Adviser Shares Trust actively managed ETFs of ETFs.

[6] *See* Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Jack P. Drogin of Morgan Lewis & Bockius, LLP, dated August 4, 2005 with respect to iShares MSCI EAFE Growth Index Fund and iShares MSCI EAFE Value Index Fund; Letter from James Brigagliano, Assistant Director, Division of Market Regulation, to Jack P. Drogin, Morgan, Lewis & Bockius LLP, dated October 14, 2004 with respect to iShares FTSE/Xinhua China 25 Index Fund; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Mayer, Brown Rowe & Maw, dated October 21, 2002 with respect to the Fresco Index Shares Fund; Letters from James A. Brigagliano, Assistant Director, Division of Market Regulation, to W. John McGuire, Morgan, Lewis & Bockius LLP, dated July 25, 2002, to Mary Joan Hoene, Carter, Ledyard & Milburn, dated December 1, 2000, and September 5, 2000, and to Kathleen H. Moriarty, Carter, Ledyard & Milburn, dated May 16, 2000 with respect to various series of iShares Trust; Letter from James A. Brigagliano, Associate Director of the Division of Market Regulation, to Kathleen Moriarty, Carter, Ledyard & Milburn, dated May 21, 2001 with respect to Vanguard Index Funds; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Barry A. Mendelson, The Vanguard Group, dated October 20, 2004 with respect to Division of Market Regulation, to Barry A. Mendelson, The Vanguard Group, dated October 20, 2004 with respect to Vanguard Index Funds and Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Kathleen Moriarty, Carter, Ledyard & Milburn, dated March 9, 2005 with respect to Vanguard Index Funds.

[7] *See* Letter from Josephine Tao, Assistant Director Division of Trading and Markets, to PIMCO ETF Trust Actively Managed Fixed Income Exchange Traded Fund, dated November 10, 2009; Letter from Josephine Tao, Assistant Director Division of Trading and Markets, to Grail Advisors ETF Trust, dated April 30, 2009, as revised May 6, 2009; Letter from James A. Brigagliano, Associate Director, Division of Trading and Markets, to

ETPs (collectively, the "Prior ETFs").[8] The Fund will operate in a manner substantially identical to the Prior ETFs of ETFs. Except for the fact that it will operate as an ETF of ETFs, the Fund will operate in a manner substantially identical to the Prior ETFs. For example, the Fund will disclose its portfolio holdings on a daily basis and information about the prices of the securities and other instruments held by the Fund will be readily available from a variety of sources. However, unlike the Prior ETFs of ETFs which seek to track the performance of "fund of funds" indexes consisting of other ETFs and ETPs, the Fund seeks to track the performance of an index of shares of issuers of individual equity securities.

Applicants do not believe the Fund raises any significant new regulatory issues that have not already been addressed by the Commission and Staff.

Nevertheless, because the Fund operates as ETFs of ETFs, Applicants are concerned that the "ETF Class Relief" previously issued by the Staff with respect to certain types of ETFs may not extend to the Fund.[9] Specifically, the ETF Class Relief does not appear to extend to the Fund since the Fund does not meet the terms of Condition 2 and 3 of the Equity ETF Class Letter as discussed more fully in Part IV herein. In particular, the Fund does not expect to hold twenty (20) or more "Component Securities" and may hold WisdomTree ETFs in excess of 25% of its total portfolio value. Not withstanding the foregoing, Applicants represent that each ETF or ETP held by the Fund will either (i) meet all of the criteria established in the applicable ETF Class Relief or (ii) have received individual relief pursuant to a response letter from the Division.

Clifford Chance US LLP regarding PowerShares Actively Managed Exchange Traded Fund Trust, dated April 4, 2008; and Letter from Josephine J. Tao, Assistant Director Division of Trading and Markets, to Foley & Lardner LLP regarding Bear Stearns Active ETF Trust, dated March 24, 2008.

[8] See for example, Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Michael Schmidtberger, Esq. , Sidley Austin Brown & Wood LLP dated January 19, 2006 with respect to DB Commodity Index Tracking Fund and DB Commodity Services LLC; Letter from Brian A. Bussey, Assistant Chief Counsel, Division of Market Regulation, to Kathleen H. Moriarty, Carter, Ledyard & Milburn, dated December 12, 2005, with respect to StreetTRACKS Gold Trust and Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Kathleen H. Moriarty of Carter, Ledyard & Milburn LLP, dated November 17, 2004, with respect to the streetTRACKS Gold Trust.

[9] *See* Letter from James A. Brigagliano, Esq., Assistant Director, Division of Market Regulation, to Claire P. McGrath, Esq., Vice President and Special Counsel, The American Stock Exchange, dated August 17, 2001 (re: Exemptive Relief for Exchange Traded Index Funds) ("*2001 Class Letter*"); Letter from James A. Brigagliano, Esq., Assistant Director, Division of Market Regulation, to Ira Hammerman, Senior Vice President and General Counsel, Securities Industry Association, dated January 3, 2005 (re: No-action Relief From Rule 200(g) of Regulation SHO); Letter from Catherine McGuire, Esq., Chief Counsel, Division of Market Regulation, to the Securities Industry Association Derivative Products Committee, dated November 21, 2005 (re: Expanded Class Relief for ETFs with respect to Section 11(d)(1) of the 1934 Act and Rules 10b-10, 11d1-2, 15c1-5, and 15c1-6 under the 1943 Act) ("*SIA Letter*"); Letter from James A. Brigagliano, Acting Associate Director, Division of Market Regulation, to Stuart M. Strauss, Esq., Clifford Chance US LLP (October 24, 2006) (re: ETFs comprised of Equity Securities and incorporating relief from certain prior letters) ("*Equity ETF Class Letter*"); Letter from James A. Brigagliano, Associate Director, Division of Market Regulation, to Benjamin Haskin, Esq., Willkie Farr & Gallagher LLP (April 9, 2007) ("*Fixed Income ETF Class Letter*") and Letter from Josephine Tao, Associate Director, Division of Trading and Markets, to Domenick Pugliese, Esq., Paul, Hastings, Janofsky and Walker LLP with respect to ETFs that are comprised of both equity as well as fixed-income securities ("*Combination ETF Class Letter*") (collectively, "*ETF Class Relief*" or "*ETF Class Relief Letters*").

Applicants hereby request, as applicable, exemptions, interpretive or no-action advice regarding Rule 10b-17 and Rules 101 and 102 of Regulation M under the Exchange Act.

This Letter is divided into six parts. Part I is a description of the Trust and the Fund. Part II is a description of the Trust's disclosure documents with respect to its Shares. Part III contains a discussion of the dissemination of information regarding Shares. Part IV contains a discussion of the ETF Class Relief. Part V contains the requests for relief and Part VI is the conclusion.

PART I

A. The Trust and the Fund

The Trust was organized as a Delaware statutory trust on December 15, 2005 and is authorized to have multiple series or portfolios. The Trust is registered with the Commission under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company and currently offers over fifty (50) separate investment portfolios.

The Trust intends to list the Shares on NYSE Arca. The Trust will offer and sell such shares pursuant to an amendment to its Registration Statement (Registration Nos. 811-21864 and 333-132380) on Form N-1A under the 1940 Act and the Securities Act of 1933 ("1933 Act"). A Registration Statement describing the Fund became effective on June 10, 2009 and was revised on November 10, 2009. The Fund seeks to track the price and yield performance, before fees and expenses, of the WisdomTree DEFA International Hedged Equity Index (the "Index"). To be included in the Index, companies must be incorporated and listed for trading in one of 16 developed-market European countries (Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom), Japan, Hong Kong, Singapore, or Australasia. Companies must have paid at least $5 million in cash dividends on their common stock in the annual cycle prior to the most recent Index measurement date and must also satisfy specified liquidity and other requirements. Companies are weighted in the Index based on regular cash dividends paid. The Index applies an applicable published WM/Reuters one-month currency forward rate to the total equity exposure of each country in the Index to adjust the value of each currency against the U.S. dollar.

The Fund employs an investment approach designed to track the performance of the Index. The Index and the Fund are designed to provide exposure to equity securities in Europe, Far East Asia and Australasia, while at the same time hedging exposure to fluctuations between the value of the U.S. dollar and selected non-U.S. currencies in these regions. For U.S. investors, international equity investments include two components of return. The first is the return attributable to stock prices in the non-U.S. market or markets in which an investment is made. The second is the return attributable to the value of non-U.S. currencies in these markets relative to the U.S. dollar. The Index and the Fund seek to track the performance of equity securities in these developed markets that is attributable solely to stock prices. The Fund operates as a "fund of funds" and invests its assets primarily in other WisdomTree ETFs that, in turn, invest in equity securities in Europe, Far East Asia and Australasia. By investing in these ETFs, the Fund will achieve exposure to the equity securities in the Index. Currently, the Fund's underlying ETFs are the WisdomTree Europe Total Dividend Fund, Japan Total Dividend Fund and Pacific ex-Japan Total Dividend Fund.

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in other WisdomTree Funds that provide exposure to the securities in its underlying Index. The Fund also may invest its assets in individual equity securities, cash and cash equivalents, as well as in shares of other investment companies, forward contracts, futures contracts, options on futures contracts, options, and swaps. As with the Prior ETFs, each Fund may invest a limited portion of its assets in derivative instruments in order to track the performance of its underlying index. In no case will the Fund hold an equity security or contract issued by a single issuer or counterparty in excess of 20% of the value of such Fund's net assets. The Fund intends to enter into one-month forward currency contracts or futures contracts designed to offset the Fund's exposure to non-U.S. currencies. A one-month forward currency contract is a contract between two parties to buy or sell a specific currency one month in the future at an agreed-upon rate. A currency futures contract is a contract to exchange one currency for another at a specified date in the future at an agreed upon exchange rate. The amount of forward contracts and futures contracts in the Fund is based on the aggregate exposure of the Fund and Index to each non-U.S. currency. While this approach is designed to minimize the impact of currency fluctuations on Fund returns, this does not necessarily eliminate exposure to all currency fluctuations. The return of the forward contracts and futures contracts may not perfectly offset the actual fluctuations of non-U.S. currencies relative to the U.S. dollar. WisdomTree Asset Management expects that, over time, the correlation between the Fund's performance and that of its Index, before fees and expenses, will be 95% or better.

B. Other Parties

1. Adviser and Sub-Adviser

The Fund will be advised by WisdomTree Asset Management, Inc. ("Adviser") pursuant to an Investment Advisory Agreement between the Trust and the Adviser. WisdomTree Asset Management is a Delaware corporation registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Adviser has offices located at 380 Madison Avenue, 21st Floor, New York NY 10017. The Adviser is not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with NYSE Arca or any other Market, or the Distributor (as defined below). The Adviser may designate one or more sub-advisers (each, a "Sub-Adviser") for the Fund.

The Adviser or the Sub-Adviser chooses the Fund's portfolio investments and places orders to buy and sell the Fund's portfolio investments. Any Sub-Adviser will not be affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the Adviser, the Distributor, NYSE Arca or any other Market.

2. Distributor and Authorized Participants

The Trust has appointed ALPS Distributors, Inc., a broker-dealer registered under the Exchange Act and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), to act as the distributor and principal underwriter of the Creation Units of Shares ("Distributor"). The Distributor will distribute Shares on an agency basis. The Distributor is not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the Adviser, Sub-Adviser, NYSE Arca or any other Market. The Trust may appoint a different Distributor in the future.

Entities that have entered into an agreement with the Distributor to become "Authorized Participants" may place orders with the Distributor to purchase or redeem Creation Units, as described in Part II D. below. The Authorized Participants are not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the Adviser, Sub-Adviser, NYSE Arca or any other Market.

3. Administrator/Custodian/Transfer Agent/Securities Lending Agent/Fund Accounting Agent

The Trust may appoint the Adviser, an affiliate of Adviser or other service providers to act as administrator ("Administrator"), custodian ("Custodian"), transfer agent ("Transfer Agent"), Fund Accounting Agent ("Fund Accounting Agent") and securities lending agent ("Securities Lending Agent") for the Trust. The identity of the Adviser, Sub-Adviser, Administrator, Custodian, Transfer Agent and Fund Accounting Agent will be disclosed in the Prospectus. If any such persons are "affiliated" persons within the meaning of Section 2(a)(3) of the 1940 Act with the Trust, the Adviser or the Distributor, such affiliation will also be disclosed and the performance of their duties and obligations will be conducted within the provisions of the 1940 Act and the rules thereunder.

C. Shares

As described in subparts I.D. through I.F. below, the Fund will issue and redeem its Shares in aggregations of 50,000 Shares or multiples thereof ("Creation Units"). Shares will not be individually redeemable. The Trust intends that the initial net asset value ("NAV") of Shares will be established at a level convenient for trading purposes.[10] Purchasers of Creation Units will be able to unbundle the Creation Units into the individual Shares comprising such Creation Unit.

It is not expected that the Fund's Distributor will maintain a secondary market in individual Shares. The Listing Exchange will designate one or more member firms to act as a "Lead Market Maker" responsible for maintaining depth and quality of trading in the Shares. The "Lead Market Maker" has quote and execution obligations and the responsibility for keeping tight spreads in the Shares. The Shares will trade on the Listing Exchange in a manner similar to the shares of the Prior ETFs that are listed on NYSE Arca or another Market.[11]

Shares will be registered in book-entry form only; the Fund will not issue individual certificates for Shares. The Depository Trust Company ("DTC") will serve as securities depository for Shares and DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or a broker-dealer that is a participant in DTC (a "DTC Participant"). Beneficial owners of Shares ("Beneficial Owners") will receive, at the Fund's expense, all of the statements, notices, and reports required under the 1940 Act and other applicable laws ("Required Materials").

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[10] The Trust believes that a convenient trading range will be between $25 - $100 per Share and the Trust reserves the right to declare a share split, or a reverse share split, if the trading price over time deviates significantly from such price range. Assuming a Creation Unit of 50,000 shares and a $25 per share price, for the Fund the Creation Unit value of the Fund would be $1,250,000. Each shareholder will have one vote per Share.

[11] The Trust expects that the trading of Shares on any other Market would be conducted in a similar manner.

The Trust understands that under existing industry practice, in the event the Trust requests any action of Beneficial Owners of Shares, or a Beneficial Owner desires to take any action that DTC, as the record owner of all outstanding Shares, is entitled to take, DTC would authorize the DTC Participants to take such action and that the DTC Participants would authorize the indirect participants and Beneficial Owners acting through such DTC Participants to take such action and would otherwise act upon the instructions of Beneficial Owners owning Shares through them. As described above, the Trust will recognize DTC or its nominee as the record owner of Shares for all purposes.

Accordingly, to exercise any rights of a holder of Shares, each Beneficial Owner must rely upon the procedures of (1) DTC, (2) DTC Participants and (3) brokers, dealers, banks and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly, through which such Beneficial Owner holds its interest. Moreover, because the Trust's records will reflect ownership of Shares by DTC only, the Trust will furnish the Required Materials to the DTC Participants who, in turn, will be responsible for distributing them to the Beneficial Owners. This arrangement is identical to that of all Prior ETFs.

D. Purchasing Shares

The Trust will offer, issue and sell Shares of the Fund in Creation Units through the Distributor on a continuous basis at the NAVper share next determined after receipt of an order in proper form. The NAV of the Fund is expected to be determined as of the close of the regular trading session on the New York Stock Exchange ("NYSE") (ordinarily 4:00 p.m. Eastern Time ("ET")), on each day that the NYSE is open for business (each such day a "Business Day"). The Trust will sell and redeem Creation Units of each Fund on every Business Day and will not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption for more than seven days, other than (a) any period during which the NYSE is closed other than customary weekend and holiday closings, (b) any period during which trading on the NYSE is restricted, (c) any period during which an emergency exists as a result of which disposal by the Trust of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Trust to determine the value of its net assets, and (d) for such other periods as the Commission has by order permitted in connection with certain international funds and may by order permit for the protection of holders of Shares.

As discussed above, individual Shares will be listed on the Listing Exchange (or another Market) and traded in the secondary market in the same manner as other equity securities and the units or shares (as the case may be) of Prior ETFs and Prior ETFs of ETFs currently listed and trading thereon. The price of Shares trading in the secondary market will be based on a current bid/offer market. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by the Fund. Transactions involving the sale of Shares in the secondary market -- which will be between purchasers and sellers and will not involve the Fund -- will be subject to customary brokerage commissions and charges. This also is the method employed by the Prior ETFs and Prior ETFs of ETFs. Like the Prior ETFs and Prior ETFs of ETFs, the price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV, which should ensure that Shares do not trade at a material premium or discount in relation to NAV.

Redemptions of Shares of the Fund in Creation Units will be made by the Trust in a similar manner, but the process is reversed. Shares may only be directly purchased, or redeemed, by or through an entity which is an "Authorized Participant" (i.e., (i) a broker-dealer or other participant in the clearing process through the Continuous Net Settlement System of the NSCC, a clearing agency that is registered with the SEC; or a DTC Participant, and (ii) which has executed an agreement with the Distributor with respect to creations and redemptions of Creation Unit Aggregations). Authorized Participants may be, but are not required to be, members of the Primary Listing Market. Authorized Participants are generally broker-dealers and are not compensated by the Trust or the Fund in connection with the issuance or redemption of Shares.

E. Procedures Applicable To Purchases of the Fund

1. Deposits of Cash and/or Securities

To purchase Shares directly from the Fund, an Authorized Participant must deposit with the Fund the required cash amount and/or designated securities (the "Portfolio Deposit"). Each Business Day, prior to the opening of trading on the Listing Exchange, the Adviser or Sub-Adviser will make the required Portfolio Deposit available through the National Securities Clearing Corporation ("NSCC").

2. Placement of Purchase Orders

As mentioned above, all purchase orders for Shares in Creation Units of the Fund must be placed by or through an Authorized Participant. A purchase order must be received by the Distributor prior to the Fund's purchase cut-off time, in order to receive that day's NAV per Share. All other procedures set forth in the Participant Agreement must be followed in order for an Authorized Participant to receive the NAV determined on that day. The Custodian shall cause any sub-custodian(s) of the Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the Portfolio Deposit, with any appropriate adjustments as advised by the Trust.

Purchases of Creation Units of Shares of the Fund by an Authorized Participant generally will settle no later than the third (3rd) Business Day following the Transmittal Date (generally expressed as "T+3").[12]

3. Transaction Fee on Purchases of Creation Units

The Trust may impose transaction fees ("Transaction Fees") in connection with the purchase of Creation Units. The purpose of this fee is to protect the continuing shareholders of the Trust against the possible dilutive transactional expenses including operational processing and brokerage costs associated with establishing and liquidating portfolio positions in connection with the purchase of Creation Units. The maximum Transaction Fees will be fully disclosed in the Prospectus for each Fund. In all cases such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

F. Procedures Applicable To Redemptions of the Fund

1. Redemption Proceeds

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[12] To the extent that the standard for the delivery and settlement of Deposit Securities is shortened from T+3 to T+2, T+1 or even T, the time for the delivery and settlement of purchases or redemptions of Creation Units of Shares of the Fund by an Authorized Participant may be similarly shortened.

The payment upon redemption ("Redemption Payment") for the Fund will consist of designated securities ("Redemption Securities") and/or cash in an amount equal to the NAV of a Creation Unit. The Adviser or Sub-Adviser will make the composition of the Redemption Payment available through NSCC, DTC or the Distributor.

2. Placement of Redemption Orders

Orders to redeem Shares in Creation Units of the Fund must be delivered by an Authorized Participant; investors other than Authorized Participants are responsible for making arrangements for a redemption request to be made through an Authorized Participant. An order to redeem Shares in Creation Unit(s) of the Fund is deemed received by the Trust on the Transmittal Date if: (i) such order is received by the Transfer Agent not later than the Fund's redemption cut-off time on the Transmittal Date; (ii) such order is accompanied or followed by the requisite number of Shares of the Fund specified in such order; and (iii) all other procedures set forth in the Participant Agreement are properly followed. Deliveries of portfolio securities to redeeming Authorized Participants generally will be made within three Business Days.

3. Transaction Fee on Redemption of Creation Units

The Trust may impose Transaction Fees in connection with the redemption of Creation Units of the Fund. The purpose of this fee is to protect the continuing shareholders of the Trust against the possible dilutive transactional expenses including operational processing and brokerage costs associated with establishing and liquidating portfolio positions in connection with the redemption of Creation Units. The maximum Transaction Fees will be fully disclosed in the Prospectus for the Fund. In all cases such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

PART II

A. Disclosure Documents

The primary disclosure documents with respect to the Shares will be the Prospectus for the Fund.[13] As with all investment company securities, the purchase of Shares in Creation Units from the Fund will be accompanied or preceded by a Prospectus.

With respect to disclosure in the Prospectus concerning the non-redeemability of Shares, the Trust and the Fund will observe the following policies: (1) the term "mutual fund" will not be used except to compare and contrast the Trust or the Fund with conventional mutual funds; (2) the term "open-end management investment company" will be used in the Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the prospectus cover page or summary; (3) the front cover page of the Prospectus and the prospectus summary will include a distinct paragraph or paragraphs setting forth the fact that Shares will be listed on a Market and will be individually non-redeemable; (4) the Prospectus will disclose that the owners of Shares may acquire those Shares from the Fund, and tender those Shares for redemption to the Fund, in Creation Units; and (5) the Prospectus will

[13] In the future, Applicants may also elect to use and deliver a "Summary Prospectus" as permitted in the final rules adopted by the Commission in Release Nos. 33-8998; IC-28584; File No. S7-28-07 (Jan. 13, 2009).

clearly disclose that individual Shares prices may be below, above, or at the most recently calculated NAV.

The Distributor will coordinate the production and distribution of the Prospectus to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided to each secondary market purchaser of Shares.

B. Website

As discussed more fully in Part IV.B. below, the portfolio holdings of the Fund will be disclosed on the public website of the Primary Listing Market and/or the Trust.[14] The Trust's agent will calculate the Estimated NAV (discussed in Part IV.C. below) for the Fund. The Estimated NAV will be disseminated by the Primary Listing Market.

PART III

A. Dissemination of Information about Creation and Redemption Baskets

As discussed above, the names and required number of shares of each component in the Creation Basket and Redemption Basket to be tendered in connection with the issuance or redemption, respectively, of Shares of Creation Units will be made available through NSCC, DTC or the Distributor on each Business Day, prior to the opening of trading on NYSE Arca.

B. Dissemination Of Information About the Fund's Portfolio Securities

The prices of the Fund's portfolio securities ("Portfolio Securities") are readily available from, as applicable, automated quotation systems, public sources, such as newspapers and other publications, and from a variety of on-line information services, such as Quotron, Bloomberg or Reuters, and other pricing services.

C. Dissemination of Information about Shares

In order to provide current Share pricing information for the Fund for use by investors, professionals and persons wishing to create or redeem Shares, (i) the Listing Exchange will disseminate continuously throughout the trading day, through the facilities of the consolidated tape, the market value of a Share, and (ii) the Listing Exchange or a third party data vendor will disseminate every 15 seconds throughout the trading day, separately from the consolidated tape, a calculation of the estimated NAV ("Estimated NAV") of a Share. Comparing these two figures allows an investor to determine whether, and to what extent, Shares are selling at a premium or a discount to NAV.

The Website will also contain the following information on a per Share basis, for the Fund: (i) the prior business day's closing NAV and closing market price (based on the mid-point of the bid-asked spread at the time the Fund's NAV is calculated or the close of ETF trading on the Listing Exchange ("Bid-Asked Price")), and a calculation of the premium or discount of the Bid-Asked Price in relation to the closing NAV; and (2) data for a period covering at least the four previous calendar quarters (or life of the Fund, if shorter) indicating how frequently each

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[14] The Trust will comply with its obligations, imposed by recent amendments to Form N-1A, to disclose in its policies and procedures with respect to the disclosure of its portfolio securities and to state in its Prospectus that a description of each Fund's policies and procedures is available in the SAI. See Release No. IC-26418.

Fund's Shares traded at a premium or discount to NAV based on the daily Bid-Asked Price and closing NAV, and the magnitude of such premiums and discounts. The Website will also display the Prospectus, and additional quantitative information that is updated on a daily basis.

PART IV

A. Comparison of the Fund to the Other ETFs Which Have Sought Similar Commission Action and Received Similar Relief

Applicants believe that the relief requested herein is identical to the relief granted by the Commission to the Prior ETFs of ETFs and is virtually identical to that granted in the ETF Class Relief Letters.

B. Applicability of the ETF Class Relief to the Fund

The ETF Class Relief provides exemptive and/or no-action or interpretive relief with respect to Rule 10b-17, as well as Rules 101 and 102 of Regulation M, to any ETF that meets the criteria set forth in the Equity ETF Class Relief Letter. The Equity ETF Class Relief Letter sets forth five criteria that an ETF must meet in order to rely upon the ETF Class Relief. These are:

"1. The ETF Shares are issued by an open-end investment company or unit investment trust registered with the Commission under the Investment Company Act;

2. The ETF consists of a basket of twenty or more Component Securities: with no one Component Security constituting more than 25% of the total value of the ETF;

3. At least 70% of the ETF must be comprised of Component Securities that meet the minimum public float and minimum average daily trading volume thresholds under the 'actively-traded securities' definition found in Regulation M for excepted securities during each of the previous two months of trading prior to the formation of the relevant ETF; provided, however, that if the ETF has 200 or more Component Securities then 50% of the Component Securities must meet the actively-traded securities thresholds;

4. ETF shares are to be issued and redeemed in Creation Unit aggregations of 50,000 shares or such other amount where the value of a Creation Unit is at least $1 million at the time of issuance; and

5. The ETF must be managed to track a particular index all the components of which have public available last sale trade information. The intra-day proxy value of the ETF per share and the value of the "benchmark" index must be publicly disseminated by a major market data vendor throughout the trading day."[15]

[15] See, Equity ETF Class Relief Letter at 2.

The Fund will meet all of the criteria of the Equity ETF Class Relief Letter set forth above, with the exception of Conditions 2 and 3. The Fund does not intend to hold "a basket of twenty or more" Index Constituents and may hold a WisdomTree ETF in excess of 25% of the total value of its portfolio. Applicants note, however, that each of the WisdomTree ETFs held by the Fund itself will have either met all conditions set forth in the Equity ETF Class Relief Letter, or will have received individual relief from the Commission. Therefore, Applicants hereby request that the Commission grant exemptive, interpretive or no-action relief from Rule 10b-17 and Rules 101 and 102 of Regulation M as discussed below. As noted above, this relief is identical to the relief granted to the Prior ETFs of ETFs .

PART V

A. Requests For Relief - Introduction

The Trust, on behalf of itself, the Listing Exchange, other Markets, the Distributor, Authorized Participants and persons or entities engaging in transactions in the Shares, requests that the Commission grant exemptions, interpretive or no-action advice regarding Rules 10b-17 and Rules 101 and 102 of Regulation M under the Exchange Act.

1. Rule 10b-17

Rule 10b-17 requires an issuer of a class of publicly traded securities to give notice of certain specified actions (e.g., dividends, stock splits, rights offerings) relating to such class of securities in accordance with Rule 10b-17(b). Paragraph (c) of the Rule, however, states that the Rule shall not apply to redeemable securities issued by open-end investment companies and unit investment trusts registered under the 1940 Act. Except for the fact that redemption is subject to the minimum condition of tendering 50,000 Shares, the Fund is intended to function like any other open-end fund continuously offering its shares. It is in recognition of the foregoing that the Division of Investment Management issued an order permitting the Trust to issue shares with limited redeemability while still treating the Trust like any other open-end investment company. In addition, compliance with Rule 10b-17 would be impractical in light of the nature of the Fund. This is because it is not possible for the Fund, like other Prior ETFs, to accurately project ten days in advance what dividend, if any, would be paid on a particular record date. Therefore, the exemption under paragraph (c) of Rule 10b-17, which covers open-end investment companies with fully redeemable shares, should be applicable to theFund.

2. Rule 101 of Regulation M

Applicants respectfully requests that the Commission grant interpretive relief from Rule 101, as discussed below, to permit persons participating in a distribution of Shares of the Fund to bid for or purchase, redeem or engage in other secondary market transactions in such Shares.

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exemptions, prohibits any "distribution participant" and "its affiliated purchasers" from bidding for, purchasing from, or attempting to induce any person to bid for or purchase, any security which is the subject of a distribution until after the applicable restricted period, except as specifically permitted in Regulation M. The provisions of Rule 101 apply to underwriters and prospective underwriters, brokers, dealers, and other persons who have agreed to participate or are participating in such distribution.

We understand that while broker-dealers that: (i) tender Portfolio Deposits to the Trust through the Distributor in return for Shares of the Fund in Creation Units; or (ii) redeem Shares of the Fund in Creation Units for receipt of Redemption Securities and cash (or cash only) held by the Fund generally will not be part of a syndicate or selling group, and while no broker-dealer will receive fees, commissions or other remuneration from the Trust or the Distributor for the sale of Shares of the Fund in Creation Units, under certain circumstances such broker-dealers could be deemed to be "underwriters" or "distribution participants" as such terms are defined in Rule 100(b).

Paragraph (c)(4) of Rule 101 exempts from its application, *inter alia*, redeemable securities issued by an open-end management investment company (as such terms are used in the 1940 Act). The Trust is registered as an open-end management investment company under the 1940 Act. However, as discussed above, individual Shares are not redeemable except in Creation Units. Due to the redeemability of the Shares in Creation Units, there should be little disparity between the Shares' market price and their net asset value per Share. Accordingly, the rationale for exempting redeemable securities of open-end management investment companies from the application of Rule 101 is equally applicable to the Shares. Although redemption is subject to the condition of tendering the appropriate number of Shares of Creation Units, the Trust otherwise will continue to function as an open-end fund continuously offering its Shares. It is in recognition of the special nature of such offerings that open-end management investment company and unit investment trust securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. In view of the foregoing, the Trust requests that the Commission confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units, transactions in the Shares would be exempted from Rule 101 on the basis of the exception contained in (c)(4) of such Rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Creation Units of Shares may be created and redeemed, in kind (or in cash in certain cases) at net asset value, on any Business Day. Holders of Shares also have the benefit of intra-day secondary market liquidity by virtue of their Market listing. Thus, the secondary market price of Shares should not vary substantially from the net asset value of such Shares. Because of the redeemability of Shares in Creation Units, coupled with the open-end nature of the Trust, any significant disparity between the market price of the Shares and their net asset value should be eliminated by arbitrage activity. Because the net asset value of Shares is largely based on the market value of the relevant Fund holdings, transactions involving Shares (creations from and redemptions with the Trust, as well as purchases and sales in the secondary market) will not affect net asset value. Similarly, such transactions should not have a significant effect on the market price of Shares.

Applicants request that the Commission clarify that the tender of the Shares to the Fund for redemption and the receipt of Redemption Securities upon redemption does not constitute a bid for or purchase of any of such securities, or an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" for the purposes of Rule 101. Redemption entails no separate bid for any of the Redemption Securities. As described above, following notice of redemption, the Fund will deliver the specified Redemption Securities after the redemption request is received in proper form, except in those cases where redemption proceeds are paid entirely in cash. Absent unusual circumstances, the Fund will not purchase

Redemption Securities in the secondary market to fulfill a redemption request. Therefore, redemptions of Shares cannot be expected to affect the market price of the Redemption Securities. As indicated above, the Distributor will not engage in any secondary market transactions in Shares, either for its own account or for investors.

In view of the lack of any special financial incentive to create Creation Units of Shares, combined with a predictable lack of any meaningful potential for the issuance and the secondary market trading of Shares to affect significantly Shares pricing, application of Rule 101 to a broker-dealer or other person who may be participating in a distribution of Shares or securities held by the Fund is unnecessary and inappropriate, and could unnecessarily hinder broker-dealers or other persons in their creation and redemption activities, in their day-to-day ordinary business of buying and selling Shares and thus undermine the potential beneficial market effects of Shares trading discussed throughout this Letter.

3. Rule 102 of Regulation M

Applicants respectfully request that the Commission confirm that, as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units, for the reasons previously stated under our request for relief under Rule 101(c)(4), transactions in Shares would be exempted from Rule 102 on the basis of the exception contained in paragraph (d)(4) of such Rule. Application of Rule 102 in this context would not further the anti-manipulative purposes of the Rule. Alternatively, the Trust requests that the Commission grant an exemption under paragraph (e) of Rule 102 to such effect. Application of Rule 102 in this context would not further the anti-manipulative purpose of this Rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security.

For the reasons described in connection with the requested Rule 101 relief, redemption transactions and secondary market transactions in the Shares are not viable means to manipulate the price of a portfolio security held by the Fund during a distribution of such security. The Trust will redeem the Creation Units of Shares at the NAV of the Shares. Although Shares are traded on the secondary market, Shares may only be redeemed in Creation Units. Thus, the Trust believes that the redemption by the Trust of the Shares of the Fund at NAV in consideration principally for Portfolio Securities held by the Fund does not involve the abuses that Rule 102 was intended to prevent.

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PART VI

A. Conclusion

Based on the foregoing, the Trust respectfully requests that the Commission and the Division of Trading and Markets grant the relief requested herein. The forms of relief requested are virtually identical to those actions which the Commission and the Division of Trading and Markets have taken in similar circumstances.

Thank you for your consideration of this request. Should you have any questions or require additional information, please do not hesitate to call the undersigned at (917) 267-3721.

Very truly yours,



Richard F. Morris
General Counsel
WisdomTree Asset Management, Inc.

812-13280-01